

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2025

Kurt Workman
Chief Executive Officer
Owlet, Inc.
2940 West Maple Loop Drive, Suite 203
Lehi, Utah 84043

> **Re: Owlet, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 11, 2025**
> **File No. 333-285718**

Dear Kurt Workman:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Margaret Sawicki at 202-551-7153 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Drew Capurro, Esq.